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EXHIBIT 99.1

    SAFE HARBOR COMPLIANCE STATEMENT FOR FORWARD-LOOKING STATEMENTS

You should consider carefully the following factors in evaluating our business and us. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us, which we currently deem immaterial or that are similar to those faced by other companies in our industry or business in general, may also impair our business operations. If any of the following risks actually occurs, or business, financial condition or results of future operations could be materially and adversely affected.

WE HAVE EXPERIENCED, AND CONTINUE TO EXPERIENCE, NET LOSSES.

         Since our inception, we have experienced operating losses and negative cash flow from operations. Our statements of operations for the three month period ended March 31, 1999, and the three month period ended March 31, 2000, reflect net losses of approximately $2,762,537 and $4,164,774, respectively. Including the effect of the accretion adjustment of $24,708,308 for the redemption value of the preferred stock (which redemption cannot occur until July 23, 2006), the net income available to common stockholders for the year three month period ended March 31, 2000 was $20,543,534, or approximately $1.40 basic income per share. This negative accretion of $24,708,308 was attributable to the adjustment of the preferred stock to its full redemption value at the market value of the underlying common stock on March 31, 2000. This is the full amount the preferred stock would be redeemable as of March 31, 2000, based upon the Company's closing stock price of $6.25 as of such date. Since the redemption value is the greater of the original cost plus accrued dividends or the market value of the underlying common stock at the time of the redemption, as the Company's stock price changes, the redemption value and this accretion will change; however, the redemption value will never be less than original cost plus accrued dividends. Although the Company is accreting the full redemption value, the preferred stock is not redeemable until July 23, 2006. We expect to incur operating losses in the near future and until such time as operation generate sufficient revenue to cover over costs.

WE MAY REQUIRE ADDITIONAL WORKING CAPITAL OR FINANCING TO MEET OUR OPERATING DEMANDS IN 2000.

         The rapid development of our business will continue to require substantial capital expenditures for additional installations of Network equipment at new affiliate locations. Our future financial results will depend primarily on our ability to increase our number of affiliate locations, maintain our existing installations and increase advertising revenues. We cannot assure that we will achieve profitability or positive cash flows from future operating activities. If we fail to increase the number of installation sites or experience operating difficulties, or if advertising revenues do not increase substantially, it is likely that we will be required to raise additional capital or obtain additional financing to fund our operations.

WE MAY NOT MEET THE COVENANTS UNDER OUR BANK DEBT ARRANGEMENTS.

         At March 31, 2000, the Company did not meet the minimum EBITDA covenants of its $12,000,000 line of credit facility. If we fail to meet a covenant under our bank loans, the financial institution has the right to declare the loan due upon demand. The financial institution has granted the Company a waiver for the current default. We are in negotiations with financial institutions related to amending the current debt agreements or entering into new agreements with an extended term. There can be no assurances that these efforts will be successful. Our majority shareholder has committed to provide funding through fiscal 2000 in the event we experience cash flow deficits from operations or cash flow deficits in connection with debt service requirements.


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WE DEPEND UPON OUR ADVERTISING REVENUES.

         We derive a significant portion of our revenues from advertisers displaying their commercials on the Network. Although we have agreements with certain national advertisers and have held discussions or had prior agreements with other national advertisers, we cannot assure that these advertisers will continue to purchase advertising from us, that new advertisers will purchase advertising from us, or that future significant advertising revenues will be generated. Because certain advertisers may discontinue or reduce advertising on CTN from time to time, we anticipate that we could experience fluctuations in operating results and revenues. The failure to attract and enter into new and/or additional agreements with national advertisers and to derive significant revenues from these advertisers would have a material adverse effect on our business and financial results.

WE DEPEND UPON THE COMMISSIONS AND FEES EARNED THROUGH MPM.

         MPM earns its revenues by charging commissions on advertisements it places for clients. Historically, the commission customary in the industry was 15% of the gross charge for advertising space or time; more recently lower commissions are being negotiated with clients and commissions charged on media billings are not uniform. Revenues are dependent upon the marketing requirements of clients. Clients may reduce advertising and marketing budgets at any time.

WE MUST SECURE NEW INSTALLATIONS AND MAINTAIN EXISTING INSTALLATIONS.

         The Network's growth is dependent upon our ability to increase the number of installation sites at colleges and universities. If we increase our installation sites, we will have increased viewership and should be able to increase our advertising revenue. In addition, we believe that if we are able to increase our installation sites, it will become more difficult for a competitor to enter the market. We have increased our number of installations, including contracts for future installation, from 927 as of March 31, 1999, to 1,660 as of March 31, 2000. Although we have been successful in increasing our installation sites, we cannot assure that this growth will continue and that colleges and universities will not require the removal of our system from current locations. Our contracts with colleges and universities for installation sites typically have a three-year term. The failure to increase installation sites would have a material adverse effect on our business and financial results.

WE DEPEND UPON SATELLITE TECHNOLOGY.

         The ability of the Network to transmit our programming, and thereby derive advertising revenue, is dependent upon proper performance of the satellite transmission equipment upon which CTN's programming delivery is based. Our contract with Public Broadcasting Service, Inc. provides for our sublease of transponder capacity on a satellite owned and operated by GE American Communications, Inc. We are entitled to limited protected service under the sublease in the event the satellite fails, which would enable CTN's programming to be redirected to a different satellite under certain circumstances and subject to certain limitations. However, in the event that CTN's programming is required to be redirected to a different satellite, our satellite dishes installed in each of our affiliate locations would be required to be redirected in order for the programming signals to be received from the satellite. This redirection procedure could take up to 21 days for completion and would involve significant cost to us. We have obtained insurance for certain of the costs associated with such a satellite failure, including the costs of redirecting the satellite dishes, securing a new satellite transponder, and the lost advertising revenues resulting from the interruption in programming.

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WE DEPEND ON OUR AGREEMENTS WITH THIRD PARTIES.

         The ability of the Network to transmit our programming and to maintain and install our equipment is dependent upon performance by certain third parties under contracts with us. We are substantially dependent upon performance by unaffiliated companies for our day-to-day programming operations and system installation and maintenance.

ANY FAILURE TO MAINTAIN OR IMPROVE MARKET ACCEPTANCE FOR THE NETWORK WOULD ADVERSELY AFFECT OUR BUSINESS.

         Our prospect will be significantly affected by the success of our affiliate marketing efforts, the acceptance of our programming by potential viewers and our ability to attract advertisers. Achieving market acceptance for the Network will require significant effort and expenditures by us to enhance awareness and demand by viewers and advertisers. Our current strategy and future marketing plans may be subject to change as a result of a number of factors, including progress or delays in our affiliate marketing efforts, the nature of possible affiliation and other broadcast arrangements that may become available to us in the future, and factors affecting the direct broadcast industry. We cannot assure that our strategy will result in initial or continued market acceptance for the Network.

WE DEPEND UPON OUR ACCESS TO PROGRAMMING.

         We believe that our ability to maintain access to music videos and other programming on a regular, long-term basis, on terms favorable to us, is important to our future success and profitability. CTN's programming consists primarily of music, news, information, and entertainment. CTN's music programming is provided free of charge by major music companies, including Warner/Elektra/Atlantic, EMI, Polygram, MCA and BMG. The Company also receives customized news and sports feed produced for the Network by CNN through an agreement with Turner Private Networks. Termination of substantially all or a large number of our programming agreements would have a material adverse effect on our business and financial results.

WE DEPEND UPON OUR KEY EXECUTIVES.

         We are substantially dependent on the efforts of: Jason Elkin, our Chairman and Chief Executive Officer; Martin Grant, our President and Chief Operating Officer; and Geoffrey Kanter, President of MPM. The loss of any of these executives could have a material adverse effect on our business and financial results. All of these executives have entered into multi-year employment agreements with us.

MPM DEPENDS ON ITS SALES STAFF TO MAINTAIN ITS BUSINESS.

         MPM's business is, and will continue to be, dependant upon the sales skills of its account personnel and their relationships with clients. There is substantial competition among media placement and advertising companies for talented personnel and MPM is vulnerable to adverse consequences from the loss of key individuals. Employees of MPM are generally not under employment contracts and are free to move to competitors.

WE MAY NOT BE ABLE TO COMPETE SUCCESSFULLY WITH OTHER COMPANIES.

         CTN competes for advertisers with many other forms of advertising media, including television, Internet, radio, print, direct mail and billboard. There are no meaningful intellectual property barriers to prevent competitors from entering into this market, and we cannot assure that a competitor with greater resources than us will not enter into the market. We believe that competition could increase, as other organizations perceive the potential for commercial application of our product service.

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         MPM's business is highly competitive and advertising accounts may shift agencies on little or no notice. Clients may also reduce advertising and marketing budgets at any time. Many of MPM's current and potential competitors have longer operating histories, more established business relationships, larger customer bases, greater name recognition and substantially greater financial, technical, marketing, personnel, management, service, support and other resources than MPM does. This could allow MPM's current and potential competitors to respond more quickly than MPM can to new or emerging technologies and changes in customer requirements, to devote greater resources to the marketing and sale of their products and services and to adopt more aggressive pricing policies. We expect that competition will increase as other established and emerging companies enter the media placement market. Increased competition may result in price reductions, lower gross margins and loss of our market share. This could materially and adversely affect our business, financial condition and results of operations.

WE MUST CONTINUE TO ADVANCE OUR TECHNOLOGY.

         We expect technological developments and enhancements to continue at a rapid pace in the direct broadcast satellite network industry and related industries, and we cannot assure that technological developments will not require us to switch to a different transmission technology or cause our technology and products to be dated. Our future success could be largely dependent upon our ability to adapt to technological change and remain competitive.

OUR PRINCIPLE STOCKHOLDER CONTINUES TO CONTROL OUR AFFAIRS.

         U-C Holdings, L.L.C. beneficially owns approximately 85.9% of our outstanding voting stock, including common stock and voting preferred stock. As a result of its ownership, Holdings has, and will continue to have, sufficient voting power and determine our direction and policies, the election of our directors, the outcome of any other matter submitted to vote of stockholders and to prevent or cause a change in our control. See, "We may be subject to conflict of interest and related party transactions."

WE MAY BE SUBJECT TO CONFLICTS OF INTEREST AND RELATED PARTY TRANSACTIONS.

         Certain conflicts of interest may arise as a result of the beneficial ownership interests in Holdings that are held by a majority of our directors, including our chairman and chief executive officer. Several members of our Board of Directors may be deemed to be indirect beneficial owners of the securities beneficially owned by Holdings. Conflicts of interest may arise as a result of these affiliated relationships. Although no specific measures to resolve such conflicts of interest have been formulated, our management has a fiduciary obligation to deal fairly and in good faith with us and will exercise reasonable judgement in resolving any specific conflict of interest that may occur.

THE HOLDERS OF OUR COMMON STOCK COULD BE MATERIALLY DILUTED UNDER CERTAIN CIRCUMSTANCES.

         The conversion of the shares of convertible preferred stock into common stock will result in dilution of voting rights of the currently outstanding public holders of the common stock.

OUR REVENUES ARE SUBJECT TO SEASONALITY.

         Our revenues are affected by the pattern of seasonality common to most school-related businesses. Historically, we have generated a significant portion of our revenues during the period of September through May and substantially less revenues during the summer months when most colleges and universities do not hold regular classes.

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OUR STOCK PRICE AND ABILITY TO RAISE CAPITAL OR OBTAIN FINANCING COULD BE HURT
BY OUR OUTSTANDING WARRANTS AND OPTIONS.

         As of March 31, 2000, there are outstanding options to purchase 1,910,918 shares of our common stock granted to certain of our officers and directors pursuant to our stock option plans and otherwise. In addition, there are warrants outstanding that permit their holders to purchase 1,893,982 shares of our common stock. Holdings has entered into certain Equity Protection Agreements, dated April 25, 1997, which allow Holdings to purchase additional shares of our common stock upon the exercise of options or warrants that were outstanding on April 25, 1997 at a price of $2.75 per share (as adjusted). Holdings also received a warrant to purchase 152,100 shares of our common stock in connection with the standby commitment Holdings made to us pursuant to the rights offering we completed in October 1998. Certain other holders of options and warrants also have demand and piggy-back registration rights. While such rights, warrants and options are outstanding, they may (i) adversely affect the market price of our common stock and (ii) impair our ability to, and the terms on which we can, raise additional equity capital or obtain debt financing.

SALES OF OUR SHARES COULD CAUSE OUR STOCK PRICE TO FALL.

         Sales of a substantial number of shares of common stock in the public market could adversely affect the market price of our common stock prevailing from time to time. All shares of our common stock, including shares held by Holdings, are freely tradable without restriction, or may be sold pursuant to Rule 144 under the Securities Act. The sale of the shares of our common stock acquired by Holdings is subject to certain limitations set forth in Rule 144 under the Securities Act. As of March 31, 2000, options to purchase 1,910,918 shares and warrants to purchase 1,893,982 shares of our common stock were outstanding, of which options to purchase 956,196 shares and warrants to purchase 1,893,982 shares were exercisable.

THERE ARE SEVERAL RISKS ASSOCIATED WITH OUR ACQUISITION STRATEGY; IF WE CANNOT INTEGRATE ACQUIRED COMPANIES WITH OUR BUSINESS, OUR PROFITABILITY MAY BE ADVERSELY AFFECTED.

         We may seek to expand or complement our operations through the possible acquisition of other companies or through the licensing of programs that we believe are compatible with our business. While we explore acquisition opportunities from time to time, as of the date of this report, we have no definitive plans, agreements, commitments, arrangements or understanding with respect to any significant acquisition. We have not established any minimum criteria for any other acquisition, and our management and Board of Directors will have complete discretion in determining the terms of any such acquisition. Under Delaware law, various forms of business combinations can be effected without stockholder approval and, accordingly, stockholders will, in all likelihood, neither receive nor otherwise have the opportunity to evaluate any financial or other information which may be made available to us in connection with any acquisition and must rely entirely upon the ability of management in selecting, structuring and consummating acquisitions that are consistent with our business objectives.

         We have completed a number of acquisitions in the past two fiscal years and may complete additional acquisitions of complementary businesses in the future. Our profitability may be adversely affected by our ability to effectively and efficiently integrate these recently-acquired companies as well as our ability to integrate companies that we acquire in the future.